Exhibit 99.1

SYSTEMS XCELLENCE INC.
(the “Company”)

Annual and Special Meeting of Shareholders
May 16, 2007
(the “Meeting”)

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Meeting of the shareholders of the Company held on May 16, 2007, in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results on the matters submitted to the Meeting.

1.           Election of Directors

By a vote by way of show of hands, the shareholders elected the following individuals as directors of the Company for a term to expire immediately following the next annual meeting of shareholders or until their successors are elected or appointed:

Terence C. Burke
William J. Davis
Gordon S. Glenn
Philip R. Reddon
James A. Ryan
Mark A. Thierer

2.           Appointment of Auditors

By a vote by way of show of hands, the shareholders reappointed KPMG LLP as auditors of the Company and the directors of the Company were authorized to fix the remuneration to be paid to the auditors.

3.           Name Change

By a vote by way of show of hands, the shareholders approved the change of the Company’s name from “Systems Xcellence Inc.” to “SXC Health Solutions Corp.”

4.           Continuance into the Yukon

By a vote by way of ballot, the shareholders authorized the continuance of the Company from the Canada Business Corporations Act to the Business Corporations Act (Yukon).

Voting Results:	FOR	13,249,330	79.84%
	AGAINST	3,345,818	20.16%

5.           Amendments to the Stock Option Plan

By a vote by way of ballot, the shareholders authorized the following amendments to the Company’s Stock Option Plan:

•	increasing the number of additional common shares to be reserved for issuance under the Stock Option Plan by 1,000,000 common shares;

•
limiting the aggregate number of common shares which may be reserved for issuance to all non-employee directors as a group to the lesser of (a) 10% of the aggregate number of options available under the Stock Option Plan and (b) 1% of the number of common shares then issued and outstanding; and

•	requiring that shareholder approval be obtained for certain amendments to the Stock Option Plan.

Voting Results:	FOR	8,823,876	53.25%
	AGAINST	7,748,206	46.75%

6.           Adoption of Employee Stock Purchase Plan

By a vote by way of ballot, the shareholders authorized the adoption of the Employee Stock Purchase Plan and the reservation of 100,000 common shares for issuance pursuant thereto.

Voting Results:	FOR	12,877,374	77.21%
	AGAINST	3,694,708	22.29%

Dated May 17, 2007

SYSTEMS XCELLENCE INC.

“Jeff Park” (signed)
Jeff Park
Chief Financial Officer